UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        Medianet Group Technologies, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)
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                             Cusip Number 58447E108
                                Norman H. Pessin
                           605 Third Avenue-19th Floor
                            New York, New York 10158
                                 (212) 476-5654
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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PAGE 2
CUSIP No. 58447E108                                                 Schedule 13D

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      1     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            1)    SEP IRA FBO Norman H. Pessin ###-##-####

            2)    Sandra F. Pessin ###-##-####

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      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)   |X|

(b)   |X|

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      3     SEC USE ONLY

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      4     SOURCE OF FUNDS PF

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      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

            ITEMS 2(d) OR 2(e) |_|

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      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

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                              7    SOLE VOTING POWER

                                   1) 1,015,000

                                   2) 503,250 BENEFICIALLY

                              --------------------------------------------------
      NUMBER OF SHARES
      OWNED BY EACH           8    SHARED VOTING POWER
        REPORTING
      PERSON WITH                  - - - - - - - - - - -

                              --------------------------------------------------

                              9    SOLE DISPOSITIVE POWER

                                   1) 1,015,000

                                   2) 503,250

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                                   10 SHARED DISPOSITIVE POWER

                                   - - - - - - - - - - -

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      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1)1,015,000

                                   2) 503,250

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      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

|_|

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      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   1) 11.15%

                                   2) 5.53%

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      14    TYPE OF REPORTING PERSON*

            IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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PAGE 3
CUSIP No.  58447E108                                               Schedule 13D

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $ par value (the "Common Stock"), of Medianet Group Technologies, Inc., (the "Issuer"), whose principal executive offices are located at 5100 W. Copans Road, Suit 710, Margate, Florida 33063.

Item 2. Identity and Background

This Schedule 13D is being filed by SEP F/B/O Norman H. Pessin and for Sandra F. Pessin (each a "Reporting Person") Certain information with respect to each Reporting Person is set forth below:

      Name and Address:                               1) Norman H. Pessin 605
                                                      Third Avenue-19th Floor
                                                      New York, New York 10158

                                                      2) Sandra F. Pessin 605
                                                      Third Avenue-19th Floor
                                                      New York, New York 10158

      Principal Occupation:                           1) Retired

                                                      2) Housewife

      Criminal convictions:                           1) None

                                                      2) None

      Civil proceedings:                              1) None

                                                      2) None

      Citizenship:                                    1) United States

                                                      2) United States

Item 3. Source and Amount of Funds or Other Consideration SEP IRA F/B/O Norman
H. Pessin purchased 1,015,000 Shares of Common Stock as follows:

Date                       Number of Shares             Price per Share
----                       ----------------             ---------------
06/23/2005                      40,000                       0.400
06/29/2005                      20,000                       0.400
07/07/2005                      40,000                       0.400
07/22/2005                      30,000                       0.370
07/25/2005                      60,000                       0.370
08/01/2005                      15,000                       0.400
08/10/2005                      12,500                       0.450
08/19/2005                      60,000                       0.420
08/25/2005                      22,500                       0.400
09/07/2005                      25,000                       0.300
09/20/2005                      10,000                       0.350
09/22/2005                      25,000                       0.300
09/26/2005                       5,000                       0.300
09/29/2005                      10,000                       0.330
09/30/2005                      10,000                       0.350
10/04/2005                      20,000                       0.350
10/05/2005                       5,000                       0.380
10/10/2005                       5,000                       0.360
11/02/2005                      85,000                       0.239
11/03/2005                      30,000                       0.240
01/31/2006                     500,000                       0.250

This was a total of 1,015,000 shares for $369,918.

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PAGE 4
CUSIP No.  58447E108

Sandra F. Pessin purchased 503,250 Shares of Common Stock as follows:

Date                       Number of Shares             Price per Share
----                       ----------------             ---------------
06/10/2005                     400,000                       0.24
12/02/2005                     103,250                       0.24

This was a total of 503,250 shares for $120,780.

Item 4. Purposes of the Transactions

The purpose of the acquisitions of securities is investment. The Reporting Persons reserve the right to seek changes in the management of the issuer in the future or in its business. No such plans currently exist.

Item 5. Interest in Securities of the Issuer

SEP IRA F/B/O Norman H. Pessin owns 1,015,000 shares of common stock of the issuer, constituting % of the outstanding shares thereof. Sandra F. Pessin owns 503,250 shares which aggregate % of the shares thereof.

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PAGE 5
CUSIP No.  58447E108

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        SEP IRA F/B/O Norman H. Pessin

                                    By: /s/ Norman H. Pessin
                                        ---------------------------------------
                                            Norman H. Pessin

                                    By: /s/ Sandra F. Pessin
                                        ---------------------------------------
                                            Sandra F. Pessin

February 27, 2006